Syntec Biofuel inc.
206-388 drake street
Vancouver, bc

October 20, 2008

Ms. Jennifer Thompson
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C.  20549-0308

Dear Ms. Thompson:

RE:
Syntec Biofuel, Inc. -- Comment Letter dated October 15, 2008 regarding Form 10-KSB for the Year Ended December 31, 2007 filed March 31, 2008 and Form 10-QSB for the Period Ended March 31. 2008, File No. 0-51932

Please find enclosed copies of the proposed amended filings that reflect the following comments.

Form 10-KSB for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 14.

General

1.	The letters dated June 10, 2007, July 3, 2008 and July 23, 2008 will be filed as requested.

2.	The attached Form 10- K includes the audit opinion from the previous auditor as requested.

3.	The reason that the requirement should be waived for our company in future years is because both the stated options would place unreasonable hardship upon the company.

i.
Obtain a re-issued report from our previous auditors: The previous auditors will not re-issue a report until they have reviewed the audited financials from the current auditors.  The company will have to bear the cost of two audits annually as well as the likelihood of missing the filing deadline since completing two audits before the filing date will be logistically difficult.

Your request is not practical as the extra costs are onerous and the potential for failure to file timorously is high.

ii.	Have the current auditors re-audit the periods being relied upon: This process would be a financial hardship for the company due to the requirement of 4 annual audits.

iii.	As the period prior to 2006 has been fully audited and letters have been filed with the SEC, it makes no sense not to be able to rely on previously filed exhibits for referral purposes.

Item 8A. Controls and Procedures, Page 30.

4.	Item 8A has been completely revised to comply with Item 307 and Item 308T of Regulation S-B as well as providing completely separated disclosure requirements.

Exhibits 31.1 and 31.2

5.
Exhibits 31.1 and 31.2 have been restated in accord with the current form set forth in Item 601(b)(31 of Regulation S-B, including the phrase “(the small business issuer’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d), and will be filed with the amendment as Exhibits 31.1/A and 31.2/A.  The amended exhibits are signed by Michael Jackson as CEO as Mr. Jackson has replaced George Kosanovich in this position, effective October 15, 2008.

Form 10-Q for the Period Ended March 31. 2008

6.	The entire Form 10-Q is included for reference and the management’s conclusion on page 16 is amended to correct the referenced date to March 31, 2008.

The amended and restated Form 10-KSB for FY 2007 and the amended and restated Form 10-Q for the Period Ended March 31, 2008 have been filed.

Sincerely,

Syntec Biofuel Inc.

/s/Michael Jackson

Michael Jackson, CEO